Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-189815

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus do not constitute an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated January 28, 2015

Prospectus Supplement

(to Prospectus dated July 11, 2013)

US$

CANADIAN PACIFIC RAILWAY COMPANY

% Notes due

We are offering US$                 aggregate principal amount of             % notes due                 (the “notes”). The notes will bear interest at the fixed rate of             % per year. We will pay interest on the notes semi-annually in arrears on                         and                          of each year, beginning                     , 2015. The notes will mature on         ,                 . We may redeem some or all of the notes at any time, at the redemption prices as described in this prospectus supplement. We may also redeem all (and not less than all) of the notes if certain changes affecting Canadian withholding taxes occur. The notes do not have the benefit of any sinking fund.

The notes will be our unsecured obligations and rank equally with all of our existing and future unsecured and unsubordinated indebtedness.

Investing in the notes involves risks that are described in the “Risk Factors” section on pages 20-21 of the accompanying prospectus.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements which are different from those of the United States. Unless otherwise indicated, all financial information included and incorporated by reference in the prospectus and this prospectus supplement is prepared using generally accepted accounting principles in the United States.

Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Canada, some or all of our officers and directors and some or all of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

	Per Note		Total
Public offering price(1)		%	US$
Underwriting commission		%	US$
Proceeds, before expenses, to us(1)		%	US$

Note:
(1)	Plus accrued interest from , 2015 if settlement occurs after that date.

The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company (“DTC”) for the accounts of its participants, on or about                     , 2015.

Joint Book-Running Managers

Morgan Stanley	BofA Merrill Lynch	HSBC	J.P. Morgan

Citigroup	RBC Capital Markets	Wells Fargo Securities

The date of this prospectus supplement is                     , 2015.

IMPORTANT NOTICE ABOUT INFORMATION IN

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part, this prospectus supplement, describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and documents incorporated by reference therein. The second part, the base shelf prospectus, dated July 11, 2013, gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus is referred to as the “prospectus” in this prospectus supplement.

If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

We have not, and the underwriters have not, authorized any other person to provide any information other than that contained in or incorporated by reference in this prospectus supplement and the prospectus prepared by or on our behalf to which we have referred you and in any term sheets we authorize and use in connection with the offering of the notes. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and with the Alberta Securities Commission and incorporated by reference in the prospectus, is accurate as of the date of such information only. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the prospectus. In the prospectus and this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement and the prospectus to “Canadian Pacific Railway”, “us”, “we” or “our” refer to Canadian Pacific Railway Company and its subsidiaries on a consolidated basis. In the sections entitled “Summary of the Offering” and “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the prospectus, “Canadian Pacific Railway”, “us”, “we” or “our” refer to only Canadian Pacific Railway Company, without any of its subsidiaries. Our parent corporation, Canadian Pacific Railway Limited, is referred to as “CPRL”.

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and in the prospectus.

ii

Prospectus Supplement

FORWARD-LOOKING STATEMENTS	S-1

EXCHANGE RATE INFORMATION	S-2

SUMMARY OF THE OFFERING	S-3

CANADIAN PACIFIC RAILWAY COMPANY	S-5

RECENT DEVELOPMENTS	S-5

USE OF PROCEEDS	S-6

CONSOLIDATED CAPITALIZATION	S-6

EARNINGS COVERAGE	S-6

DESCRIPTION OF THE NOTES	S-7

MATERIAL INCOME TAX CONSIDERATIONS	S-13

UNDERWRITING	S-17

LEGAL MATTERS	S-19

DOCUMENTS INCORPORATED BY REFERENCE	S-19

APPENDIX A - FOURTH QUARTER FINANCIAL INFORMATION	A-1

Prospectus

ABOUT THIS PROSPECTUS	2
WHERE YOU CAN FIND MORE INFORMATION	2
DOCUMENTS INCORPORATED BY REFERENCE	3
FORWARD-LOOKING STATEMENTS	5
CANADIAN PACIFIC RAILWAY COMPANY	6
USE OF PROCEEDS	7
DESCRIPTION OF DEBT SECURITIES	7
PLAN OF DISTRIBUTION	21
EARNINGS COVERAGE	22
CERTAIN INCOME TAX CONSIDERATIONS	22
RISK FACTORS	23
LEGAL MATTERS	24
INTEREST OF EXPERTS	24

iii

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the prospectus and the documents incorporated by reference herein and therein include “forward-looking statements” within the meaning of securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”). All forward-looking statements are based on our and CPRL’s current beliefs as well as assumptions made by and information currently available to us and CPRL. Forward-looking statements typically contain statements such as “anticipate”, “believe”, “expect”, “plan”, “financial expectations”, “key assumptions”, “will”, “outlook”, “should” or similar words suggesting future outcomes. Forward-looking statements in or incorporated by reference into this prospectus supplement and the prospectus include, but are not limited to, statements with respect to: the anticipated closing of the offering of the notes and the use of proceeds of the offering, expected improvements in operating efficiency and fluidity, the ability of information technology to improve service and provide sophisticated billing options, the benefits of lean process and continuous improvement principles, the cost of environmental remediation, our operations, priorities and plans, anticipated financial performance, purchases of common shares for cancellation under CPRL’s share repurchase program, future sources of capital, business prospects, planned capital expenditures, programs and strategies.

By its nature, our and CPRL’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors:

•	changes in business strategies;

•	general North American and global economic, credit and business conditions;

•	risks in agricultural production such as weather conditions and insect populations;

•	the availability and price of energy commodities;

•	the effects of competition and pricing pressures;

•	industry capacity;

•	shifts in market demands;

•	changes in commodity prices;

•	uncertainty surrounding timing and volumes of commodities being shipped;

•	inflation;

•	changes in laws and regulations, including regulation of rates;

•	changes in taxes and tax rates;

•	potential increases in maintenance and operating costs;

•	uncertainties of investigations, proceedings or other types of claims and litigation;

•	labour disputes;

•	risks and liabilities arising from derailments;

•	transportation of dangerous goods;

•	timing of completion of capital and maintenance projects;

•	currency and interest rate fluctuations;

•	effects of changes in market conditions on the financial position of pension plans and investments;

•	various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and the governmental response to them; and

•	technological changes.

The risks and uncertainties of our and CPRL’s business, including those discussed above and incorporated by reference into this prospectus supplement and the prospectus and as described under “Risk Factors” in the prospectus, could cause our and CPRL’s actual results and experience to differ materially from the anticipated results or other expectations expressed. In addition, we base forward-looking statements on assumptions about future events, which may not prove to be accurate.

In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking statements and should be aware that events described in the forward-looking statements set out in this prospectus supplement, the prospectus and the documents incorporated by reference herein and therein may not occur.

We cannot assure prospective investors that our future results, levels of activity and achievements will occur as we expect, and neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we have no obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

EXCHANGE RATE INFORMATION

CPRL publishes its consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to “dollars” or “$” are to Canadian dollars and references to “US$” are to United States dollars.

The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods. The high, low and average exchange rates for each period were identified or calculated from spot rates in effect on each trading day during the relevant period. The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada’s website as being in effect at approximately noon on each trading day (the “Bank of Canada noon rate”). On January 27, 2015, the Bank of Canada noon rate was US$0.8062 equals $1.00.

	Year Ended December 31,						Nine Months Ended September 30,
	2014		2013		2012		2014		2013
Period End	US$	0.8620	US$	0.9402	US$	1.0051	US$	0.8922	US$	0.8922
High	US$	0.9422	US$	1.0164	US$	1.0299	US$	0.9422	US$	0.1064
Low	US$	0.8589	US$	0.9348	US$	0.9599	US$	0.8888	US$	0.8888
Average	US$	0.9054	US$	1.0299	US$	1.0004	US$	0.9139	US$	1.0575

SUMMARY OF THE OFFERING

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the prospectus.

Issuer	Canadian Pacific Railway Company

Securities Offered	US$ million aggregate principal amount of % fixed rate notes due .

Interest Rate and Payment Dates	The notes will bear interest at the fixed rate of % per year, payable semi-annually in arrears on and of each year, beginning , 2015. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Maturity Date	, .

Ranking	The notes will be unsecured obligations ranking pari passu with all of our existing and future unsecured and unsubordinated indebtedness. The notes will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of any of our subsidiaries. See “Description of Debt Securities — Ranking” in the accompanying prospectus.

Optional Redemption	Prior to , (the date that is months prior to the maturity date of the notes), we may redeem the notes, in whole or in part, at our option at any time by paying a “make whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. On or after , (the date that is months prior to the maturity date of the notes), we may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. See “Description of the Notes — Optional Redemption” in this prospectus supplement. We may also, at our option, redeem all of the notes at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See “Description of Debt Securities — Tax Redemption” in the prospectus.

Form and Denomination	The notes will be represented by fully registered global securities registered in the name of the nominee of DTC. Beneficial interests in any registered global security will be in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Except as described under “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the prospectus, notes in definitive form will not be issued.

Change of Control	If a change of control that is accompanied by a downgrade in the rating of these notes such that the notes are no longer investment grade occurs, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase, as described under the heading “Description of the Notes — Change of Control.”

Additional Issues	We may, from time to time, without notice to or the consent of holders of the notes, create and issue additional notes ranking equally with the notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes). These additional notes may be consolidated and form a single series with the notes offered hereby, and have the same terms as to status, redemption or otherwise as the notes offered hereby; provided that if the additional notes are not fungible with the notes offered hereby for U.S. federal income tax purposes, the additional notes will have a new CUSIP number.

Certain Covenants	The Indenture contains certain covenants that, among other things:

•	limit our ability to create liens; and

•	restrict our ability to consolidate or merge with a third party or transfer all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications which are described under the caption “Description of Debt Securities” in the accompanying prospectus.

Additional Amounts	We will make payments on the notes without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or the interpretation or administration thereof in which case, subject to certain exemptions, we will pay such additional amounts as may be necessary so that the net amount received by holders of the notes after such withholding or deduction will not be less than the amount that such holders would have received in the absence of such withholding or deduction. However, no additional amounts will be payable in excess of the additional amounts that would be payable if the holder was a resident of the United States for the purposes of the Canada-U.S. Income Tax Convention (1980), as amended. See “Description of Debt Securities —Additional Amounts” in the accompanying prospectus.

Use of Proceeds	The net proceeds to us from this offering will be approximately US$ million, after deducting underwriting commissions and estimated expenses of the offering. The net proceeds received by us from the sale of the notes will be used for general corporate purposes, including reduction of short term indebtedness, which indebtedness was used to fund capital investments and share repurchases under our normal course issuer bid. Until utilized for such purposes, the net proceeds may be invested in short term investment grade securities or bank deposits. See “Use of Proceeds” in this prospectus supplement.

Governing Law	The notes and the Indenture are governed by the laws of the State of New York.

CANADIAN PACIFIC RAILWAY COMPANY

We were incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. We are one of Canada’s oldest corporations. From our inception 133 years ago, we have developed into a fully integrated and technologically advanced Class I railway (a railroad earning a minimum of US$433.2 million in revenues annually as defined by the Surface Transportation Board in the United States) providing rail and intermodal freight transportation services over an approximately 13,700-mile network serving the principal business centres of Canada, from Montreal to Vancouver and the U.S. Midwest and Northeast regions.

We are a wholly-owned subsidiary of CPRL, a publicly-traded corporation whose common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

RECENT DEVELOPMENTS

On January 22, 2015, CPRL announced its unaudited fourth quarter and full-year results for the periods ended December 31, 2014. Revenues in the fourth quarter increased 10 percent compared to 2013 to $1.76 billion. Net income rose to $451 million, or $2.63 per diluted share. Adjusted earnings in the fourth-quarter increased to $460 million, or $2.68 per share, from $338 million, or $1.91 per share, in the fourth quarter 2013.

For the full year, in 2014 revenue increased 8 percent from 2013 to $6.62 billion; operating ratio decreased to 64.7 percent, a 520-basis-point drop from 2013 on an adjusted basis; reported earnings per share increased 71 percent from 2013 to $8.46; and adjusted earnings per share increased 32 percent from 2013 to $8.50.

Adjusted earnings, adjusted earnings per share and operating ratio on an adjusted basis are non-GAAP measures. CPRL presents non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in CPRL’s business that can be compared with the results of its operations in prior periods. In addition, these non-GAAP measures facilitate a multi-period assessment of long-term profitability allowing management of CPRL and other external users of its consolidated financial statements to compare profitability on a long-term basis with that of its peers. These non-GAAP measures exclude significant items that are not among CPRL’s normal ongoing revenues and operating expenses. They have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. For further information regarding non-GAAP measures, including reconciliations to the nearest GAAP measures, see “Non-GAAP Measures—Unaudited” in Appendix A of this prospectus supplement.

CPRL’s closing process for the fiscal quarter and year ended December 31, 2014 has not yet been completed and will not be completed prior to the closing of the offering of notes. The audited financial results may differ from the preliminary financial information.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately US$                     million, after deducting the underwriting commission and after deducting estimated expenses of the offering of approximately US$                 million. The net proceeds received by us from the sale of the notes will be used for general corporate purposes, including reduction of short term indebtedness, which indebtedness was used to fund capital investments and share repurchases under our normal course issuer bid. Until utilized for such purposes, the net proceeds may be invested in short term investment grade securities or bank deposits.

CONSOLIDATED CAPITALIZATION

The following table summarizes CPRL’s cash and cash equivalents and consolidated capitalization at December 31, 2014, and as adjusted to give effect to the issuance of the notes offered by this prospectus supplement and the application of the proceeds of the sale of the notes as described under “Use of Proceeds” in this prospectus supplement. You should read this table together with the unaudited comparative consolidated financial information of CPRL for the three and twelve months ended December 31, 2014, which are included in Appendix A attached to this prospectus supplement. In the “As Adjusted” column, the U.S. dollar amount of the notes offered hereby has been converted to Canadian dollars using the Bank of Canada noon rate of US$0.8620 per $1.00 at December 31, 2014.

	As at December 31, 2014
	Actual	As Adjusted
	(millions of dollars)
Cash and cash equivalents	$226	$226

Long-term debt maturing within one year	$134	$134

Long-term liabilities:
Long-term debt	5,659
Notes offered hereby	—

Total long-term liabilities	5,659

Shareholders’ equity:
Share capital	2,185	2,185
Additional paid-in capital	36	36
Accumulated other comprehensive loss	(2,219)	(2,219)
Retained earnings	5,608	5,608

Total shareholders’ equity	5,610	5,610

Total capitalization	$11,403

EARNINGS COVERAGE

The earnings coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements. These ratios do not purport to be indicative of earnings coverage ratios for any future periods.

For further information regarding earnings coverage, reference is made to “Earnings Coverage” in the prospectus.

The following earnings coverage ratios of CPRL are calculated on a consolidated basis for the twelve-month period ended December 31, 2013 based on audited financial information and for the twelve-month period ended September 30, 2014 based on unaudited financial information. In calculating the ratios, the interest expense has been adjusted to give effect to the issuance of the notes offered hereby.

Twelve Month Period Ended
	December 31, 2013	September 30, 2014
Earnings coverage on long-term debt(1)(2)	x	x

Notes:

(1)	Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all debt plus the amount of interest that has been capitalized during the period.
(2)	The earnings coverage ratios have been calculated excluding carrying charges for the long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheets as at December 31, 2013 and September 30, 2014, respectively. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended December 31, 2013, earnings coverage on long-term debt would have been x. For the twelve-month period ended September 30, 2014, earnings coverage on long-term debt would have been x.

DESCRIPTION OF THE NOTES

The following description of the terms of the notes supplements the description set forth in the prospectus and should be read in conjunction with “Description of Debt Securities” in the prospectus. In addition, such description is qualified in its entirety by reference to the Indenture under which the notes are to be issued, referred to in the prospectus. Capitalized terms used but not defined in the prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, “Canadian Pacific Railway”, “us”, “we” or “our” refer to Canadian Pacific Railway Company without any of its subsidiaries through which it operates.

General

The notes will be our direct unsecured obligations. The notes initially will be issued in an aggregate principal amount of US$             million. The notes will mature on             ,             . The notes will bear interest at the fixed rate of         %     per     year. Interest will be payable on the notes from                     , 2015, or from the most recent date to which interest has been paid or provided for, payable semi-annually on                     and                     of each year, commencing , 2015 (each an “Interest Payment Date”) to the persons in whose names the notes are registered at the close of business on the next preceding             or             ,                 respectively.

Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the Interest Payment Date or the date of maturity, as the case may be. If any Interest Payment Date or the maturity date of the notes falls on a day that is not a business day, the related payment of principal, premium, if any, or interest will be postponed to the next succeeding business day, and no interest on such payment will accrue for the period from and after such Interest Payment Date or the maturity date, as the case may be as a result of such delay.

Payment of principal, premium, if any, and interest on the notes will be made in United States dollars.

We may, from time to time, without notice to or the consent of holders of notes, create and issue additional notes under the Indenture in addition to the aggregate principal amount of notes offered hereby. Such additional notes will rank equally with the notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes offered hereby, and have the same terms as to status, redemption and otherwise as the notes offered hereby. In the event that additional notes are issued, we will prepare a new prospectus supplement, provided that if the additional notes are not fungible with the notes for U.S. federal income tax purposes, the additional notes will have a new CUSIP number.

Other than the protections which may otherwise be afforded to holders of the notes as a result of the operation of the covenants described in this prospectus supplement and under “Description of Debt Securities” in the prospectus, there are no covenants or other provisions in the Indenture or the notes limiting our ability to seek additional sources of financing, pay dividends or otherwise engage in other capital transactions that might increase our leverage and decrease the amount of assets available to service our debt.

The provisions of the Indenture relating to the payment of additional amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption “Description of Debt Securities — Additional Amounts” in the prospectus) and the provisions of the Indenture relating to the redemption of debt securities in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption “Description of Debt Securities — Tax Redemption” in the prospectus) will apply to the notes.

The notes will be subject to the provisions of the Indenture relating to the defeasance and covenant defeasance as described in the prospectus under the heading “Description of Debt Securities — Defeasance”.

The notes will not be entitled to the benefits of any sinking fund.

Optional Redemption

Prior to ,                     (the date that is                     months prior to the maturity date of the notes), we may redeem the notes in whole or in part, at our option, at any time or from time to time at a redemption price equal to the greater of: (i) 100% of the principal amount of the notes being redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of any portion of the payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus             basis points, together with accrued and unpaid interest to, but excluding, the date of redemption. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

On or after                     ,                     (the date that is                     months prior to the maturity date of the notes), we may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Holders of notes to be redeemed will receive notice of redemption delivered at least 30 and not more than 60 days prior to the date fixed for redemption.

Unless we default in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of such notes called for redemption.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means: (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations; or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by us or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealers” means Morgan Stanley & Co. LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., RBC Capital Markets, LLC and Wells Fargo Securities, LLC or their affiliates which are primary U.S. government securities dealers, and their respective successors, plus one other which is a primary U.S. Government securities dealer and its respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. government securities dealer in The City of New York (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

“Treasury Yield” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Change of Control

If a Change of Control Triggering Event (as defined below) occurs, unless we have exercised our right to redeem the notes as described above, holders of notes will have the right to require us to repurchase all or any part equal to US$2,000 or an integral multiple of US$1,000 in excess thereof of such notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice. We must comply with the requirements of Rule 14e-1 under the U.S. Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the senior notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Indenture by virtue of such conflicts.

On the Change of Control Payment Date, we will be required to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

For purposes of the foregoing discussion of a repurchase at the option of holders of notes, the following definitions are applicable:

“Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by at least two out of three of the Rating Agencies (as defined below), if there are three Rating Agencies, or all of the Rating Agencies, if there are less than three Rating Agencies, (the “Required Threshold”) on any date from the date of the public notice of an arrangement or transaction that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control, which 60-day period shall be extended if, by the end of the 60-day period, the rating of the notes is under publicly announced consideration for a possible downgrade by such number of Rating Agencies which, together with the Rating Agencies which have already lowered their ratings on the notes as aforesaid, would aggregate in number the Required Threshold, such extension to continue for so long as consideration for a possible downgrade continues by such number of Rating Agencies which, together with the Rating Agencies which have already lowered their ratings on the notes as aforesaid, would aggregate in number the Required Threshold.

“Change of Control” means the occurrence of any of the following: (i) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or amalgamation), in one or a series of related transactions, of all or substantially all of the properties or assets of us and our subsidiaries taken as a whole to any person (as such term is used in Section 13(d) of the U.S. Exchange Act) other than us, CPRL or any of our or its subsidiaries; (ii) the consummation of any transaction (including, without limitation, any merger or amalgamation) the result of which is that any person (as such term is used in Section 13(d) of the U.S. Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of CPRL’s voting shares; or (iii) the first day on which a majority of the members of CPRL’s Board of Directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of CPRL who (i) was a member of such Board of Directors on the date of the issuance of the notes; or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of CPRL’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“DBRS” means DBRS Limited.

“Investment Grade Rating” means a rating equal to or higher than BBB (low) (or the equivalent) by DBRS, Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (i) each of DBRS, Moody’s and S&P; and (ii) if one or more of DBRS, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for any reason outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the U.S. Exchange Act, as amended, selected by us (by a resolution of our Board of Directors) as a replacement agency for one or more of DBRS, Moody’s or S&P, as the case may be, or if a replacement agency is not selected, the remaining such agencies providing publicly available ratings of the notes.

“S&P” means Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.

Book-Entry System

The notes will be represented by fully registered global notes, without interest coupons and will be deposited upon issuance with the Trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below. The provisions set forth under “Description of Debt Securities — Debt Securities in Global Form” in the prospectus will be applicable to the notes. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Except as described under “Description of Debt Securities — Debt Securities in Global Form” in the prospectus, owners of beneficial interests in the registered global notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the Indenture.

Transfers of beneficial interests in the global notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change.

Certain Book-Entry Procedures for the Global Notes

All interests in global notes will be subject to the operations and procedures of DTC. The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and its respective book-entry systems from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission.

Book-Entry Procedures. Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (“beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes, except in the event that use of the book-entry system for the notes is discontinued.

The deposit of the global notes with DTC and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

None of DTC, Cede & Co., or any other DTC nominee will consent or vote with respect to the global notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date. These participants are identified in a listing attached to the omnibus proxy.

Principal and interest payments on the global notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in street name. These payments will be the responsibility of these participants and not of DTC or its nominee, us, the Trustee, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC, is our responsibility. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.

We will send any redemption notices to DTC. If less than all of the notes of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

A beneficial owner must give any required notice of its election to have its notes repurchased through the participant through which it holds its beneficial interest in the global notes to the applicable trustee or tender agent. The beneficial owner shall effect delivery of its notes by causing the direct participant to transfer its interest in the securities on DTC’s records. The requirement for physical delivery of notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by the direct participant on DTC’s records and followed by a book-entry credit of tendered notes to the applicable trustee or agent’s DTC account.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

Same-Day Settlement and Payment

We will make payments in respect of the notes represented by the global notes (including principal and interest) by wire transfer of immediately available funds to the accounts specified by the global note holder. We will make all payments of principal and interest with respect to notes in definitive form by wire transfer of immediately available funds to the accounts specified by the holders of the notes in definitive form or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to trade in DTC’s Same-Day Funds Settlement System.

None of us, any underwriter or agent, the Trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global note, or for maintaining, supervising or reviewing any records.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

MATERIAL INCOME TAX CONSIDERATIONS

United States

The following summary is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes by a U.S. Holder, as defined below, that acquires the notes pursuant to this offering at the issue price, as defined below. This discussion is not a complete analysis or description of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with holders that hold the notes as capital assets for U.S. federal income tax purposes (generally, property held for investment). This description of material U.S. federal income tax consequences does not address the tax treatment of special classes of holders, such as:

•	financial institutions,

•	regulated investment companies,

•	real estate investment trusts,

•	partnership or other pass-through entities (or investors in such entities),

•	tax-exempt entities,

•	insurance companies,

•	persons holding the notes as part of a hedging, integrated, or conversion transaction, constructive sale or “straddle,”

•	U.S. expatriates,

•	persons whose functional currency is not the U.S. dollar,

•	persons carrying on a trade or business in Canada through a permanent establishment,

•	persons subject to the alternative minimum tax, and

•	dealers or traders in securities or currencies.

This discussion does not address any U.S. federal alternative minimum tax, U.S. federal estate, gift or other non-income tax, or state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of the notes.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated under the Code, U.S. judicial decisions and administrative pronouncements. All of the preceding authorities are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below. As a result, there can be no assurance that the IRS or a court considering these issues will not disagree with or challenge any of the conclusions we have reached and describe herein.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of notes that is (1) an individual who is a citizen or a resident alien of the United States as determined for U.S. federal income tax purposes, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership or other pass-through entity holds the notes, the tax treatment of a partner (or other owner) will generally depend upon the status of the partner (or other owner) and the activities of the entity. If a U.S. Holder is a partner (or other owner) of a pass-through entity that holds, or is considering the acquisition of, notes, such a U.S. Holder should consult their own tax advisor regarding the tax consequences of acquiring, owning and disposing of notes.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of notes, and no representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is given. We urge prospective holders to consult their own tax advisors regarding the application of U.S. federal, state and local tax laws, as well as any applicable foreign tax laws, to their particular situations.

Payments of Interest

Each payment of interest on a note will be taxable as foreign source ordinary interest income at the time it accrues or is received, in accordance with a U.S. Holder’s method of accounting for U.S. federal income tax purposes. The interest will be foreign source income, which may be relevant to a U.S. Holder in calculating the foreign tax credit limitation. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

In certain circumstances (see “Description of Notes—Change of Control”), we may be obligated to pay amounts in excess of stated interest or principal on the notes. It is possible that our obligation to make additional payments on the notes could implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments.” Under the Treasury Regulations, the possibility that any such payments would be made will not cause the notes to be treated as contingent payment debt instruments if there is only a remote chance as of the date the notes are issued that such payments will be made. We intend to take the position that the likelihood that we will be obligated to make any such payments is remote. This determination is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS and if the IRS were to challenge this determination, a

U.S. Holder may be required to accrue additional interest income on its notes and to treat as ordinary income rather than as capital gain any income realized on the sale or other disposition of a note before the resolution of the contingency. Under the intended treatment, if we pay a premium pursuant to the change of control provisions, U.S. Holders will be required to recognize such amounts as capital gain. The remainder of this disclosure assumes that the notes are not treated as contingent payment of debt instruments. The Treasury Regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation, however, and the scope of the Treasury Regulations is not certain. You are urged to consult your tax advisor regarding the possible application of the special rules related to contingent payment debt instruments to the notes.

Additional amounts paid pursuant to the obligations described under “Description of Debt Securities - Additional Amounts” in the prospectus would be treated as ordinary income.

Original Issue Discount

A note with a term that exceeds one year will be treated as issued with original issue discount (“OID”) if the stated redemption price at maturity of the note exceeds its issue price by more than the de minimis amount. OID will be treated as de minimis if it is less than  1⁄4 of 1 percent of the “stated redemption price at maturity” multiplied by the number of complete years from the issue date of the note to its maturity. A note’s “issue price” generally is the first price at which a substantial amount of notes is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The “stated redemption price at maturity” of a note is the total of all payments provided by the note that are not payments of “qualified stated interest.” Generally, an interest payment on a note is “qualified stated interest” if it is one of a series of stated interest payments on a note that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the note.

It is not expected that the notes will be issued with OID. If, however, the stated redemption price of a note exceeds its issue price by more than a de minimis amount, a U.S. Holder will be required to treat such excess amount as OID, which is treated for U.S. federal income tax purposes as accruing over the term of the note as interest income in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income. A U.S. Holder’s adjusted tax basis in a note would be increased by the amount of any OID included in gross income. In compliance with Treasury Regulations, if we determine that the notes have OID, we will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of OID in each accrual period.

Sale, Exchange, Retirement or Other Taxable Disposition of the Notes

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other taxable disposition of notes in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received (other than any amounts attributable to accrued but unpaid stated interest, which will be taxable as ordinary interest income to the extent not previously included in income), and (ii) the adjusted tax basis in the notes at the time of sale, exchange, retirement or other taxable disposition. A U.S. Holder’s adjusted tax basis in the notes will generally be the amount paid for the notes increased by the amount of any OID previously included in income and decreased by the amount of any payments (other than payments of qualified stated interest) on the notes. Any capital gain or loss will be long-term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition of the notes, the U.S. Holder has held the notes for more than one year. Long-term capital gain of non-corporate U.S. Holders, including individual U.S. Holders, is generally taxed at reduced rates. The gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.

Additional Tax on Investment Income

Certain U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds generally will be required to pay an additional 3.8 percent tax on all or a portion of their “net investment income,” which includes, among other things, interest income and capital gains from the sale or other disposition of a note, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the application of this additional tax to their investment in the notes.

Information Reporting and Backup Withholding

In general, backup withholding and information reporting requirements apply to certain payments to U.S. Holders of principal of, and interest on, a note, and the receipt of proceeds on the sale or other disposition (including a retirement or redemption) of a note before maturity, in each case when made within the U.S. or through certain U.S. intermediaries, if a U.S. Holder: fails to furnish its taxpayer identification number, fails to certify that such number is correct, fails to certify that such U.S. Holder is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules.

Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements provided their exemptions from backup withholding and information reporting are properly established. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner. U.S. Holders should consult their tax advisors regarding the application of backup withholding, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Further, United States return disclosure obligations (and related penalties for failure to disclose) have been imposed on United States individuals who hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial asset includes not only financial accounts maintained in foreign financial institutions, but also generally includes securities of non-U.S. issuers (subject to certain exceptions, including an exception for securities of non-U.S. issuers held in accounts maintained by domestic financial institutions). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of such U.S. federal income tax legislation on their ownership and disposition of notes.

Canada

The following describes the principal Canadian federal income tax considerations as of the date of this prospectus supplement, generally applicable to a purchaser of notes (a “Non-Resident Holder”) who, for the purposes of the Income Tax Act (Canada) (the “ITA”) at all relevant times, is not, and is not deemed to be, resident in Canada, does not use or hold and is not deemed to use or hold the notes in carrying on a business in Canada, deals at arm’s length with us, is not a “specified non-resident shareholder” (as defined in the ITA) or a person that does not deal at arm’s length with a specified non-resident shareholder, is not an insurer that carries on an insurance business in Canada and elsewhere.

This summary takes into account the current provisions of the ITA and the regulations passed pursuant to the ITA (the “ITA Regulations”) in force as of the date of this prospectus supplement, and proposals to amend the ITA and ITA Regulations publicly announced prior to the date of this prospectus supplement by the federal Minister of Finance and the current published administrative practices of the Canada Revenue Agency. This description is not exhaustive of all Canadian federal income tax considerations and does not anticipate any changes in law whether by legislative, government or judicial action other than the passage of such publicly announced proposed amendments to the ITA or ITA Regulations, nor does it take into account provincial, territorial or foreign tax considerations which may differ from the Canadian federal income tax considerations described in this prospectus supplement.

This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of notes. Prospective holders should consult their own Canadian tax advisors with respect to the Canadian income tax considerations associated with their participation in this offering.

Pursuant to the ITA, interest paid or credited or deemed to be paid or credited by us on the notes as the case may be, to a Non-Resident Holder will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable pursuant to the ITA by a Non-Resident Holder in respect of the acquisition, ownership or disposition of the notes.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, dated as of the date of this prospectus supplement between us and the underwriters named below, for whom Morgan Stanley & Co. LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

Underwriter	Principal amount of notes
Morgan Stanley & Co. LLC	US$
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Wells Fargo Securities, LLC

Total	US$

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to certain conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any such notes are taken.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the underwriters initially propose to offer the notes to certain dealers at prices that represent a concession not in excess of            % of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of             % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering prices and other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

The following table shows the underwriting discount that we will pay to the underwriters in connection with the offering of the notes:

Paid by us
Per Note	%

Total	US$

Expenses associated with this offering to be paid by us, other than underwriting discounts, are estimated to be approximately US$                     million.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices you receive when you sell will be favorable.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating syndicate short positions. In addition, the underwriters may bid for and purchase notes in the open market to cover syndicate short positions or to stabilize the prices of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Certain of the underwriters are affiliates of banks which are lenders to us and to which we are currently indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives and/or financial advisory, investment banking and other commercial transactions and services with us and our affiliates for which they have received or will receive customary fees and commissions. The decision to distribute the notes hereunder and the determinations of the terms of the offering were made through negotiations between us and the underwriters.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada. None of the underwriters participating in the distribution of the notes will offer to sell, directly or indirectly, any notes acquired by it in connection with the distribution, in Canada or to residents of Canada in contravention of the securities laws of Canada or any province or territory thereof.

LEGAL MATTERS

Certain legal matters relating to Canadian law will be passed upon for us by Norton Rose Fulbright Canada LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purpose of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada are also specifically incorporated by reference in and form an integral part of the prospectus:

(a)	CPRL’s annual information form dated March 5, 2014;

(b)	CPRL’s audited comparative consolidated financial statements, including the notes thereto, as at December 31, 2013 and 2012 together with the auditor’s report thereon;

(c)	CPRL’s management’s discussion and analysis as at and for the year ended December 31, 2013;

(d)	CPRL’s unaudited comparative consolidated financial statements, including the notes thereto, as at and for the three and nine month period ended September 30, 2014 and 2013;

(e)	CPRL’s management’s interim discussion and analysis for the three and nine month period ended September 30, 2014; and

(f)	CPRL’s management proxy circular dated March 3, 2014.

Any statement contained in the prospectus, in this prospectus supplement or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

In addition, any template version of any other marketing materials filed with a securities commission or similar authority in a province of Canada in connection with the offering of the notes after the date hereof but prior to the termination of the distribution of the securities under this prospectus supplement is deemed to be incorporated by reference herein and in the prospectus.

You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

Canadian Pacific Railway Company

7550 Ogden Dale Road S.E.

Calgary, Alberta T2C 4X9

(403) 319-6171

Attention: Corporate Secretary

APPENDIX A - FOURTH QUARTER FINANCIAL INFORMATION

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended December 31		For the year ended December 31
	2014	2013	2014	2013

Revenues
Freight	$1,719	$1,570	$6,464	$5,982
Other	41	37	156	151

Total revenues	1,760	1,607	6,620	6,133

Operating expenses
Compensation and benefits	314	335	1,352	1,385
Fuel	255	262	1,048	1,004
Materials	47	45	193	160
Equipment rents	38	39	155	173
Depreciation and amortization	139	144	552	565
Purchased services and other	259	240	985	998
Asset impairments	-	435	-	435
Labour restructuring	-	(7)	(4)	(7)

Total operating expenses	1,052	1,493	4,281	4,713

Operating income	708	114	2,339	1,420
Less:
Other income and charges	15	6	19	17
Net interest expense	73	70	282	278

Income before income tax expense	620	38	2,038	1,125

Income tax expense (recovery)	169	(44)	562	250

Net income	$451	$82	$1,476	$875

Earnings per share (Note 4)
Basic earnings per share	$2.66	$0.47	$8.54	$5.00
Diluted earnings per share	$2.63	$0.47	$8.46	$4.96

Weighted-average number of shares (millions) (Note 4)
Basic	169.3	175.4	172.8	174.9
Diluted	170.9	177.0	174.4	176.5

Dividends declared per share	$0.3500	$0.3500	$1.4000	$1.4000

Certain of the comparative figures have been reclassified in order to be consistent with the 2014 presentation. (Note 7)

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of Canadian dollars)

(unaudited)

	For the three months ended December 31		For the year ended December 31
	2014	2013	2014	2013

Net income	$451	$82	$1,476	$875
Net (loss) gain in foreign currency translation adjustments, net of hedging activities	(13)	4	(32)	3
Change in derivatives designated as cash flow hedges	(47)	(1)	(49)	(1)
Change in defined benefit pension and post-retirement plans (Note 6)	(1,034)	1,382	(941)	1,681

Other comprehensive (loss) income before income taxes	(1,094)	1,385	(1,022)	1,683
Income tax recovery (expense)	307	(355)	306	(418)

Other comprehensive (loss) income	(787)	1,030	(716)	1,265

Comprehensive (loss) income	$(336)	$1,112	$760	$2,140

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	December 31 2014	December 31 2013
Assets
Current assets
Cash and cash equivalents	$226	$476
Restricted cash and cash equivalents	-	411
Accounts receivable, net	702	580
Materials and supplies	177	165
Deferred income taxes	56	344
Other current assets	116	53

	1,277	2,029

Investments	112	92
Properties	14,438	13,327
Assets held for sale (Note 2)	182	222
Goodwill and intangible assets	176	162
Pension asset (Note 6)	304	1,028
Other assets	151	200

Total assets	$16,640	$17,060

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (Note 5)	$1,277	$1,189
Long-term debt maturing within one year	134	189

	1,411	1,378

Pension and other benefit liabilities (Note 6)	755	657
Other long-term liabilities (Note 5)	432	338
Long-term debt (Note 3)	5,659	4,687
Deferred income taxes	2,773	2,903

Total liabilities	11,030	9,963

Shareholders’ equity (Note 4)
Share capital	2,185	2,240
Additional paid-in capital	36	34
Accumulated other comprehensive loss	(2,219)	(1,503)
Retained earnings	5,608	6,326

	5,610	7,097

Total liabilities and shareholders’ equity	$16,640	$17,060

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended December 31		For the year ended December 31
	2014	2013	2014	2013

Operating activities
Net income	$451	$82	$1,476	$875
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	139	144	552	565
Deferred income taxes	160	(48)	354	212
Pension funding in excess of expense	(29)	(15)	(132)	(55)
Asset impairments	-	435	-	435
Labour restructuring, net	-	(12)	(4)	(29)
Other operating activities, net	(42)	(28)	1	(51)
Change in non-cash working capital balances related to operations	(22)	101	(124)	(2)

Cash provided by operating activities	657	659	2,123	1,950

Investing activities
Additions to properties	(513)	(434)	(1,449)	(1,236)
Proceeds from the sale of west end of Dakota, Minnesota and Eastern Railroad	-	-	236	-
Proceeds from the sale of properties and other assets	26	35	52	73
Change in restricted cash and cash equivalents used to collateralize letters of credit	84	(65)	411	(411)
Other	-	4	-	(23)

Cash used in investing activities	(403)	(460)	(750)	(1,597)

Financing activities
Dividends paid	(60)	(61)	(244)	(244)
Issuance of common shares	12	14	62	83
Purchase of CP common shares (Note 4)	(1,063)	-	(2,050)	-
Repayment of long-term debt, excluding commercial paper	(8)	(11)	(183)	(56)
Net issuance of commercial paper (Note 3)	771	-	771	-
Settlement of foreign exchange forward on long-term debt	-	-	17	-
Other	-	(3)	(3)	(3)

Cash used in financing activities	(348)	(61)	(1,630)	(220)

Effect of foreign currency fluctuations on U.S. dollar- denominated cash and cash equivalents

	5	9	7	10

Cash position
(Decrease) increase in cash and cash equivalents	(89)	147	(250)	143
Cash and cash equivalents at beginning of period	315	329	476	333

Cash and cash equivalents at end of period	$226	$476	$226	$476

Supplemental disclosures of cash flow information:
Income taxes paid	$84	$4	$226	$31
Interest paid	$89	$86	$309	$295

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at January 1, 2014	175.4	$2,240	$34	$(1,503)	$6,326	$7,097
Net income	-	-	-	-	1,476	1,476
Other comprehensive loss	-	-	-	(716)	-	(716)
Dividends declared	-	-	-	-	(241)	(241)
Effect of stock-based compensation expense	-	-	19	-	-	19
CP common shares repurchased (Note 4)	(10.3)	(136)	-	-	(1,953)	(2,089)
Shares issued under stock option plans	1.0	81	(17)	-	-	64

Balance at December 31, 2014	166.1	$2,185	$36	$(2,219)	$5,608	$5,610

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at January 1, 2013	173.9	$2,127	$41	$(2,768)	$5,697	$5,097
Net income	-	-	-	-	875	875
Other comprehensive income	-	-	-	1,265	-	1,265
Dividends declared	-	-	-	-	(246)	(246)
Effect of stock-based compensation expense	-	-	17	-	-	17
Shares issued under stock option plans	1.5	113	(24)	-	-	89

Balance at December 31, 2013	175.4	$2,240	$34	$(1,503)	$6,326	$7,097

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

December 31, 2014

(unaudited)

1	Basis of presentation

This unaudited interim consolidated financial information of Canadian Pacific Railway Limited (“CP” or “the Company”), expressed in Canadian dollars, reflects management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2013 annual consolidated financial statements and 2014 consolidated interim financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2013 annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial information includes all adjustments (consisting of normal and recurring adjustments) necessary to present fairly such information.

2	Assets held for sale

On November 17, 2014, the Company announced a proposed agreement with Norfolk Southern Corporation (“NS”) for the sale of approximately 283 miles of the Delaware and Hudson Railway Company, Inc.’s line between Sunbury, Pennsylvania, and Schenectady, New York. The assets expected to be sold to NS upon completion of this transaction have been classified as “Assets held for sale” on the Company’s Interim Consolidated Balance Sheets. The assets continue to be reported at their carrying value as this is lower than their expected fair value. The sale to NS, when agreed, will be subject to regulatory approval by the U.S. Surface Transportation Board.

3	Commercial paper program

During the fourth quarter of 2014, the Company established a commercial paper program which enabled it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper program is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 26, 2016. As at December 31, 2014, the Company had total commercial paper borrowings of U.S. $675 million ($783 million in Canadian dollars) presented in “Long-term debt” on the Interim Consolidated Balance Sheets (2013 - $nil). The weighted-average interest rate on these borrowings was 0.44%.

The Company presents issuances and repayments of commercial paper in the Interim Consolidated Statements of Cash Flows on a net basis, all of which have a maturity less than 90 days.

4	Shareholders’ Equity

On February 20, 2014, the Board of Directors of the Company approved a share repurchase program, and in March 2014, the Company filed a new normal course issuer bid (“bid”) to purchase, for cancellation, up to 5.3 million of its outstanding Common Shares. On September 29, 2014, the Company announced the amendment of the bid to increase the maximum number of its Common Shares that may be purchased from 5.3 million to 12.7 million of its outstanding Commons Shares, effective October 2, 2014. Under the filing, share purchases may be made during the twelve month period that began March 17, 2014, and ends March 16, 2015. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

December 31, 2014

(unaudited)

The following table provides the activities under the share repurchase program:

	For the three months ended December 31 2014	For the year ended December 31 2014

Number of common shares repurchased	5,205,700	10,476,074
Weighted-average price per share(1)	$211.67	$199.42
Amount of repurchase (in millions)(1)	$1,102	$2,089

(1)	Includes brokerage fees.

5	Financial instruments

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value of future cash flows of a financial instrument will vary as a result of changes in market interest rates. The Company may enter into swap agreements, designated as cash flow hedges, to reduce the interest volatility on floating rate debt. In anticipation of future debt issuance, the Company may also enter into forward rate agreements such as treasury rate locks, bond forwards, or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense.

Forward starting swaps

During the fourth quarter of 2014, the Company entered into forward starting floating-to-fixed interest rate swap agreements (“forward starting swaps”) totaling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes. The effective portion of changes in fair value on the forward starting swaps are recorded in “Accumulated other comprehensive loss”, net of tax, as cash flow hedges until the probable forecasted note is issued. Subsequent to the notes issuance, amounts in “Accumulated other comprehensive loss” are reclassified to “Net interest expense”. As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million of which $21 million was included in “Accounts payable and accrued liabilities” and $25 million in “Other long-term liabilities” with the offset reflected in “Other comprehensive (loss) income” on the Company’s Interim Consolidated Statements of Comprehensive Income (Loss).

Interest rate swaps

During the fourth quarter of 2014, the Company also entered into floating-to-fixed interest rate swap agreements totaling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. These swaps expire in 2015 and are accounted for as a cash flow hedge. The effective portion of changes in fair value of the swaps is recorded in “Accumulated other comprehensive loss”, net of tax. Subsequent to the commercial paper issuance, the amounts recorded in “Accumulated other comprehensive loss” are reclassified to “Net interest expense”. At December 31, 2014, the unrealized gain recorded in “Other current assets” on the Company’s Consolidated Balance Sheets, was not significant. The offset was reflected in “Other comprehensive (loss) income” on the Company’s Interim Consolidated Statements of Comprehensive Income (Loss).

6	Pensions and other benefits

The remeasurement of the Company’s pensions and post-retirement benefits plans at December 31, 2014 resulted in net actuarial losses of $1,065 million. These losses were largely due to lower discount rates at the remeasurement date partly offset by favourable 2014 investment returns, which resulted in an increase in “Pensions and other

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

December 31, 2014

(unaudited)

benefits” liabilities of $100 million and a $965 million decrease in “Pension asset”. In addition, the net actuarial losses increased other comprehensive loss by $781 million and decreased “Deferred income taxes” by $284 million in the fourth quarter of 2014. The Company used an average discount rate of 4.09% at December 31, 2014 (2013 - 4.90%).

7	Reclassification of comparative figures

Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from “Purchased services and other” to “Compensation and benefits” and “Materials” within “Operating expenses”, in order to match the billings with the costs incurred on behalf of third parties. As a result, the changes to these components of “Operating expenses” for the three months and the year ended December 31, 2013 are noted below. “Operating expenses” in total were unchanged as a result of this reclassification.

(in millions of Canadian dollars)	Compensation and benefits	Material	Purchased services and other

For the three months ended December 31, 2013
As previously reported	$343	$65	$212
(Decrease) increase	(8)	(20)	28

As reclassified	$335	$45	$240

For the year ended December 31, 2013
As previously reported	$1,418	$249	$876
(Decrease) increase	(33)	(89)	122

As reclassified	$1,385	$160	$998

				Summary of Rail Data
Fourth Quarter					Year
2014	2013	Change	%	Financial (millions, except per share data)	2014	2013	Change	%
				Revenues
$ 1,719	$1,570	$149	9	Freight revenue	$6,464	$5,982	$482	8
41	37	4	11	Other revenue	156	151	5	3
1,760	1,607	153	10	Total revenues	6,620	6,133	487	8

				Operating expenses
314	335	(21)	(6)	Compensation and benefits(1)	1,352	1,385	(33)	(2)
255	262	(7)	(3)	Fuel	1,048	1,004	44	4
47	45	2	4	Materials(1)	193	160	33	21
38	39	(1)	(3)	Equipment rents	155	173	(18)	(10)
139	144	(5)	(3)	Depreciation and amortization	552	565	(13)	(2)
259	240	19	8	Purchased services and other(1)	985	998	(13)	(1)
-	435	(435)	(100)	Asset impairments	-	435	(435)	(100)
-	(7)	7	100	Labour restructuring	(4)	(7)	3	43
1,052	1,493	(441)	(30)	Total operating expenses	4,281	4,713	(432)	(9)

708	114	594	521	Operating income	2,339	1,420	919	65

				Less:

15	6	9	150	Other income and charges	19	17	2	12
73	70	3	4	Net interest expense	282	278	4	1

620	38	582	1,532	Income before income tax expense	2,038	1,125	913	81

169	(44)	213	484	Income tax expense	562	250	312	125

$ 451	$82	$369	450	Net income	$1,476	$875	$601	69

59.8	92.9	(33.1)	(3,310)bps	Operating ratio (%)	64.7	76.8	(12.1)	(1,210)bps

$ 2.66	$0.47	$2.19	466	Basic earnings per share	$8.54	$5.00	$3.54	71

$ 2.63	$0.47	$2.16	460	Diluted earnings per share	$8.46	$4.96	$3.50	71

				Shares Outstanding
				Weighted average number of shares
169.3	175.4	(6.1)	(3)	outstanding (millions)	172.8	174.9	(2.1)	(1)
				Weighted average number of diluted shares
170.9	177.0	(6.1)	(3)	outstanding (millions)	174.4	176.5	(2.1)	(1)

				Foreign Exchange
				Average foreign exchange rate
0.88	0.96	(0.08)	(8)	(US$/Canadian$)	0.91	0.97	(0.06)	(6)
				Average foreign exchange rate
1.13	1.04	0.09	9	(Canadian$/US$)	1.10	1.03	0.07	7

(1)	Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from Purchased services and other to Compensation and benefits and Materials within Operating expenses.

				Summary of Rail Data (Page 2)
Fourth Quarter					Year
2014	2013	Change	%		2014	2013	Change	%
				Commodity Data

				Freight Revenues (millions)
$267	$263	$4	2	- Canadian Grain	$988	$869	$119	14
155	122	33	27	- U.S. Grain	503	431	72	17
158	157	1	1	- Coal	621	627	(6)	(1)
96	69	27	39	- Potash	347	312	35	11
61	57	4	7	- Fertilizers and sulphur	234	258	(24)	(9)
54	49	5	10	- Forest products	206	206	-	-
175	146	29	20	- Chemicals and plastics	637	565	72	13
130	108	22	20	- Crude	484	375	109	29
191	159	32	20	- Metals, minerals, and consumer products	712	608	104	17
82	105	(23)	(22)	- Automotive	357	403	(46)	(11)
208	173	35	20	- Domestic intermodal	787	684	103	15
142	162	(20)	(12)	- International intermodal	588	644	(56)	(9)

$1,719	$1,570	$149	9	Total Freight Revenues	$6,464	$5,982	$482	8

				Millions of Revenue Ton-Miles (RTM)
6,981	6,854	127	2	- Canadian Grain	26,691	22,864	3,827	17
3,495	3,152	343	11	- U.S. Grain	11,724	11,119	605	5
5,639	5,776	(137)	(2)	- Coal	22,443	23,172	(729)	(3)
3,880	2,758	1,122	41	- Potash	14,099	13,231	868	7
1,061	1,092	(31)	(3)	- Fertilizers and sulphur	4,180	4,939	(759)	(15)
997	1,036	(39)	(4)	- Forest products	3,956	4,619	(663)	(14)
3,694	3,386	308	9	- Chemicals and plastics	13,635	13,573	62	-
4,513	3,873	640	17	- Crude	16,312	13,898	2,414	17
2,862	2,729	133	5	- Metals, minerals, and consumer products	11,266	10,404	862	8
422	563	(141)	(25)	- Automotive	1,953	2,329	(376)	(16)
3,154	2,648	506	19	- Domestic intermodal	11,867	10,276	1,591	15
2,798	3,544	(746)	(21)	- International intermodal	11,723	13,825	(2,102)	(15)

39,496	37,411	2,085	6	Total RTMs	149,849	144,249	5,600	4

				Freight Revenue per RTM (cents)
3.83	3.83	-	-	- Canadian Grain	3.70	3.80	(0.10)	(3)
4.43	3.86	0.57	15	- U.S. Grain	4.29	3.87	0.42	11
2.80	2.72	0.08	3	- Coal	2.77	2.71	0.06	2
2.46	2.49	(0.03)	(1)	- Potash	2.46	2.36	0.10	4
5.70	5.20	0.50	10	- Fertilizers and sulphur	5.59	5.22	0.37	7
5.42	4.74	0.68	14	- Forest products	5.20	4.46	0.74	17
4.74	4.31	0.43	10	- Chemicals and plastics	4.67	4.15	0.52	13
2.90	2.79	0.11	4	- Crude	2.97	2.70	0.27	10
6.69	5.85	0.84	14	- Metals, minerals, and consumer products	6.32	5.90	0.42	7
19.26	18.64	0.62	3	- Automotive	18.26	17.27	0.99	6
6.57	6.53	0.04	1	- Domestic intermodal	6.63	6.65	(0.02)	-
5.11	4.58	0.53	12	- International intermodal	5.02	4.66	0.36	8

4.35	4.20	0.15	4	Total Freight Revenue per RTM	4.31	4.15	0.16	4

Summary of Rail Data (Page 3)

Fourth Quarter					Year
2014	2013	Change	%		2014	2013	Change	%

				Carloads (thousands)
75	75	-	-	- Canadian Grain	291	256	35	14
46	46	-	-	- U.S. Grain	173	182	(9)	(5)
80	84	(4)	(5)	- Coal	313	330	(17)	(5)
33	25	8	32	- Potash	118	114	4	4
15	16	(1)	(6)	- Fertilizers and sulphur	61	71	(10)	(14)
15	15	-	-	- Forest products	59	66	(7)	(11)
52	49	3	6	- Chemicals and plastics	198	197	1	1
30	25	5	20	- Crude	110	90	20	22
66	59	7	12	- Metals, minerals, and consumer products	253	232	21	9
34	38	(4)	(11)	- Automotive	134	146	(12)	(8)
110	95	15	16	- Domestic intermodal	428	370	58	16
134	159	(25)	(16)	- International intermodal	546	634	(88)	(14)
690	686	4	1	Total Carloads	2,684	2,688	(4)	-

				Freight Revenue per Carload
$ 3,551	$3,507	$44	1	- Canadian Grain	$3,391	$3,397	$(6)	-
3,356	2,607	749	29	- U.S. Grain	2,909	2,359	550	23
1,979	1,888	91	5	- Coal	1,985	1,904	81	4
2,915	2,808	107	4	- Potash	2,941	2,745	196	7
3,834	3,446	388	11	- Fertilizers and sulphur	3,801	3,615	186	5
3,641	3,254	387	12	- Forest products	3,493	3,132	361	12
3,318	2,975	343	12	- Chemicals and plastics	3,214	2,857	357	12
4,350	4,236	114	3	- Crude	4,419	4,144	275	7
2,895	2,721	174	6	- Metals, minerals, and consumer products	2,814	2,655	159	6
2,455	2,797	(342)	(12)	- Automotive	2,670	2,758	(88)	(3)
1,879	1,831	48	3	- Domestic intermodal	1,837	1,850	(13)	(1)
1,071	1,020	51	5	- International intermodal	1,077	1,016	61	6

$ 2,489	$2,291	$198	9	Total Freight Revenue per Carload	$2,408	$2,226	$182	8

Summary of Rail Data (Page 4)

Fourth Quarter					Year
2014	2013 (1)	Change	%		2014	2013 (1)	Change	%

				Operations Performance

71,468	68,531	2,937	4	Freight gross ton-miles (millions)	273,276	267,629	5,647	2
39,496	37,411	2,085	6	Revenue ton-miles (millions)	149,849	144,249	5,600	4
9,270	9,341	(71)	(1)	Train miles (thousands)	36,625	37,817	(1,192)	(3)
8,281	7,844	437	6	Average train weight - excluding local traffic (tons)	8,046	7,573	473	6
6,819	6,668	151	2	Average train length - excluding local traffic (feet)	6,683	6,530	153	2
8.1	7.9	0.2	3	Average terminal dwell (hours)	8.7	7.1	1.6	23
19.7	17.9	1.8	10	Average train speed (mph)(2)	18.1	18.4	(0.3)	(2)
1.03	1.06	(0.03)	(3)	Fuel efficiency (3)	1.03	1.06	(0.03)	(3)
72.6	71.4	1.2	2	U.S. gallons of locomotive fuel consumed (millions)(4)	279.3	281.7	(2.4)	(1)
3.11	3.51	(0.40)	(11)	Average fuel price (U.S. dollars per U.S. gallon)	3.41	3.47	(0.06)	(2)

14,569	14,677	(108)	(1)	Total employees (average)(5)	14,575	15,011	(436)	(3)
14,499	14,506	(7)	-	Total employees (end of period)(5)	14,499	14,506	(7)	-
14,698	14,977	(279)	(2)	Workforce (end of period)(6)	14,698	14,977	(279)	(2)

				Safety

1.76	1.76	-	-	FRA personal injuries per 200,000 employee-hours	1.67	1.71	(0.04)	(2)
1.18	1.45	(0.27)	(19)	FRA train accidents per million train-miles	1.26	1.80	(0.54)	(30)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours, and excluding foreign railroad and customer delays.
(3)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(5)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(6)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

Non-GAAP Measures - Unaudited

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. In addition, these non-GAAP measures facilitate a multi-period assessment of long-term profitability allowing management and other external users of our consolidated financial statements to compare profitability on a long-term basis with that of our peers.

These non-GAAP measures exclude significant items that are not among our normal ongoing revenues and operating expenses. They have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Adjusted Performance Measures

Income, excluding significant items, also referred to as Adjusted earnings, provides management with a measure of income on an ongoing basis.

Diluted earnings per share (“EPS”), excluding significant items, also referred to as Adjusted EPS, provides the same information on a per share basis.

Operating income, excluding significant items, also referred to as Adjusted operating income, provides a measure of the profitability of the railway on an ongoing basis.

Operating ratio, excluding significant items, also referred to as Adjusted operating ratio and calculated as Operating expenses, excluding significant items divided by total revenues, provides the percentage of total revenues used to operate the railway on an ongoing basis.

Significant items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are not normal course business activities. Items that impacted reported fourth-quarter 2014 and 2013 earnings include:

2014:

•	$12 million ($9 million after-tax) non-cash impact of foreign exchange translation on U.S. dollar denominated long-term debt related to share repurchase program which unfavourably impacted diluted EPS by 5 cents

2013:

•	$435 million ($257 million after-tax) asset impairment charge and accruals for future costs associated with the sale of the DM&E West which unfavourably impacted diluted EPS by $1.45
•	$7 million ($5 million after-tax) experience gains from our 2012 labour restructuring initiative which favourably impacted diluted EPS by 3 cents
•	$5 million ($4 million after-tax) management transition costs which unfavourably impacted diluted EPS by 2 cents

In addition to the fourth quarter significant items discussed above other items that impacted full year 2014 and 2013 earnings include:

2014:

•	In the first quarter, $4 million ($3 million after-tax) experience gains from our 2012 labour restructuring initiative, which favourably impacted diluted EPS by 1 cent

2013:

•	In the first quarter, U.S. $9 million (U.S. $6 million after-tax) recovery related to settlement of certain management transition amounts, which had been subject to legal proceedings, and favourably impacted diluted EPS by 3 cents
•	In the third quarter, income tax expense of $7 million as a result of the change in the province of the British Columbia’s corporate income tax rate which unfavourably impacted diluted EPS by 4 cents

Reconciliation of Non-GAAP measures to GAAP measures

The following tables reconcile Adjusted earnings, Adjusted EPS, Adjusted operating income, and Adjusted operating ratio to Net income, Diluted earnings per share, Operating income, and Operating ratio, respectively.

Income	For the three months ended December 31		For the year ended December 31
(in millions Canadian dollars)	2014	2013	2014	2013
Excluding significant items	$460	$338	$1,482	$1,132

Less (add) significant items, net of tax:
Labour restructuring	-	(5)	(3)	(5)
Asset impairment	-	257	-	257
Management transition costs	-	4	-	(2)
Impact of foreign exchange translation on USD denominated debt	9	-	9	-
Income tax rate change	-	-	-	7

Net income as reported	$451	$82	$1,476	$875

Diluted earnings per share	For the three months ended December 31		For the year ended December 31
(in millions Canadian dollars)	2014	2013	2014	2013
Excluding significant items	$2.68	$1.91	$8.50	$6.42

Less (add) significant items:
Labour restructuring	-	(0.03)	(0.01)	(0.03)
Asset impairment	-	1.45	-	1.46
Management transition costs	-	0.02	-	(0.01)
Impact of foreign exchange translation on USD denominated debt	0.05	-	0.05	-
Income tax rate change	-	-	-	0.04

As reported	$2.63	$0.47	$8.46	$4.96

Operating income	For the three months ended December 31		For the year ended December 31
(in millions Canadian dollars)	2014	2013	2014	2013
Excluding significant items	$708	$547	$2,335	$1,844

Less (add) significant items, net of tax:
Labour restructuring	-	(7)	(4)	(7)
Asset impairment	-	435	-	435
Management transition costs	-	5	-	(4)

As reported	$708	$114	$2,339	$1,420

Operating ratio	For the three months ended December 31		For the year ended December 31
(in millions Canadian dollars)	2014	2013	2014	2013
Excluding significant items	59.8%	65.9%	64.7%	69.9%

Less (add) significant items:
Labour restructuring	-	0.4%	-	0.1%
Asset impairment	-	(27.1)%	-	(7.1)%
Management transition costs	-	(0.3)%	-	0.1%

As reported	59.8%	92.9%	64.7%	76.8%

Free Cash

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from foreign exchange (“FX”) fluctuations.

Reconciliation of free cash (Reconciliation of free cash to GAAP cash position)	For the three months ended December 31		For the year ended December 31
(in millions Canadian dollars)	2014	2013	2014	2013
Cash provided by operating activities	$657	$659	$2,123	$1,950
Cash used in investing activities	(403)	(460)	(750)	(1,597)
Change in restricted cash and cash equivalents used to collateralize letters of credit	(84)	65	(411)	411
Dividends paid	(60)	(61)	(244)	(244)
Effect of foreign currency fluctuations on U.S. dollar- denominated cash and cash equivalents	5	9	7	10

Free cash (1)	115	212	725	530
Cash (used in) provided by financing activities, excluding dividend payment (1)	(288)	-	(1,386)	24
Change in restricted cash and cash equivalents used to collateralize letters of credit	84	(65)	411	(411)

(Decrease) increase in cash and cash equivalents, as shown on the Consolidated Statements of Cash Flows	(89)	147	(250)	143
Cash and cash equivalents at beginning of period	315	329	476	333

Cash and cash equivalents at end of period	$226	$476	$226	$476

(1) Free cash and Cash provided by financing activities, excluding dividend payment have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Foreign Exchange Adjusted Variance

Foreign exchange adjusted variance (“FX adj. variance”) allows certain financial results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the comparable period of the prior year results denominated in U.S. dollars at the foreign exchange rates of the current period. Measures at constant currency are considered non-GAAP measures and do not have any standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

	For the three months ended December 31					For the year ended December 31
(in millions Canadian dollars)	2014	2013	Variance due to FX	Adjusted 2013(1)	FX Adj. %(1)	2014	2013	Variance due to FX	Adjusted 2013(1)	FX Adj. %(1)
Freight revenues	$1,719	$1,570	$67	$1,637	5%	$6,464	$5,982	$217	$6,199	4%
Other revenues	41	37	-	37	11%	156	151	1	152	3%

Total revenues	1,760	1,607	67	1,674	5%	6,620	6,133	218	6,351	4%
Total operating expenses	1,052	1,493	71	1,564	(33%)	4,281	4,713	163	4,876	(12%)

Operating income	$ 708	$114	$(4)	$110	544%	$2,339	$1,420	$55	$1,475	59%

(1)These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Base Shelf Prospectus

This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Canadian Pacific Railway Company, Suite 920, 401 - 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Telephone: (403) 319-7000 and are also available electronically at www.sedar.com.

Short Form Prospectus

New Issue		July 11, 2013

CANADIAN PACIFIC RAILWAY COMPANY

US$1,500,000,000

Debt Securities

Canadian Pacific Railway Company may from time to time, during the 25-month period that this prospectus remains effective, offer for sale debt securities in an aggregate principal amount of up to US$1,500,000,000 or its equivalent in any other currency. These debt securities may consist of debentures, notes or other types of debt and may be issued in series.

We will provide the specific terms of these securities and all information omitted from this prospectus in supplements to this prospectus that will be delivered to you together with this prospectus. You should read this prospectus and the supplements carefully before you invest.

Messrs. Harrison, Ackman, Hilal, Kelly, Reardon and Tobias and Ms. Morgan are directors of the Corporation who reside outside of Canada and each of these directors has appointed Canadian Pacific Railway Limited for service of process at 7550 Ogdendale Road S.E., Calgary, AB T2C 4X9. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence in the United States.

We are permitted under a multijurisdictional disclosure system adopted by the United States to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States.

Owning the securities described herein may subject you to tax consequences both in the United States and Canada. You should read the tax discussion in any applicable prospectus supplement. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States.

The debt securities offered hereby have not been qualified for sale in Canada and are not being and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

Our head and registered office is located at Suite 500, 401 - 9th Avenue S.W., Calgary, Alberta, T2P 4Z4.

ABOUT THIS PROSPECTUS

In this prospectus, unless otherwise specified or the context otherwise requires, references to “Canadian Pacific Railway”, “us”, “we” or “our” mean Canadian Pacific Railway Company and its subsidiaries. Unless otherwise specified, all dollar amounts contained herein are expressed in Canadian dollars, and references to “dollars”, “Cdn$” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

This prospectus is part of a registration statement on Form F-10 relating to the debt securities that we filed with the SEC. Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$1,500,000,000 or its equivalent in any other currency. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Documents Incorporated by Reference”. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the registration statement and the exhibits thereto for further information with respect to Canadian Pacific Railway and the debt securities.

Unless otherwise indicated, all financial information included and incorporated by reference into this prospectus is determined using generally accepted accounting principles in the United States, referred to as “U.S. GAAP”. U.S. GAAP differs from generally accepted accounting principles in Canada before the adoption of International Financial Reporting Standards (“IFRS”), referred to as “Canadian GAAP”, and IFRS applied by most Canadian reporting issuers starting in 2011. Therefore, the comparative consolidated financial statements incorporated by reference into this prospectus may not be comparable to financial statements prepared in accordance with Canadian GAAP or IFRS.

WHERE YOU CAN FIND MORE INFORMATION

Canadian Pacific Railway Company is a wholly-owned subsidiary of Canadian Pacific Railway Limited (“CPRL”), a publicly traded corporation whose common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Pursuant to a decision of the applicable Canadian securities regulatory authorities, we are not subject to most Canadian continuous disclosure requirements provided that CPRL complies with its continuous disclosure requirements. We remain responsible for filing material change reports upon the occurrence of a material change in our affairs which is not also a material change in the affairs of CPRL. The decision further permits us to incorporate by reference into this prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by CPRL.

We and CPRL are subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and in accordance therewith file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by Canada and the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. You may read any document we and CPRL furnish to the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC at 100 F Street, N.E., Washington D.C., 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. Our and CPRL’s filings since November 2002 are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

DOCUMENTS INCORPORATED BY REFERENCE

Pursuant to orders issued on or behalf of the securities commission or similar regulatory authority in each of the provinces and territories of Canada (the “Exemptive Relief”), the Company is not subject to certain continuous disclosure requirements provided that Canadian Pacific Railway Limited (“CPRL”), which company owns all of the outstanding shares of the Company, complies with such continuous disclosure requirements. The Exemptive Relief further permits the Company to incorporate by reference in this short form prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by CPRL. We incorporate by reference the documents of CPRL listed below, which were filed with the securities commission or other similar authority in each of the provinces and territories of Canada and form an integral part of this prospectus:

•	CPRL’s annual information form (the “AIF”) dated March 12, 2013;

•

CPRL’s audited consolidated financial statements, including the notes thereto, for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, together with the auditor’s reports thereon;

•	CPRL’s Management’s Discussion and Analysis (“MD&A”) for the years ended December 31, 2012, December 31, 2011 and December 31, 2010;

•	CPRL’s management proxy circular dated March 12, 2013;

•	CPRL’s unaudited consolidated financial statements, including the notes thereto, for the three months ended March 31, 2013 and March 31, 2012; and

•	CPRL’s Management’s Discussion and Analysis for the three months ended March 31, 2013 and March 31, 2012.

Any annual information form, audited annual consolidated financial statements (together with the auditor’s report thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports subsequently filed by CPRL or us with securities commissions or similar authorities in the provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with the SEC by CPRL or us on Forms 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference in the registration statement relating to the debt securities of which this prospectus forms a part.

Upon a new annual information form, management’s discussion and analysis and related annual financial statements being filed by CPRL with the applicable securities regulatory authorities during the term of this prospectus, the previous annual information form, management’s discussion and analysis, annual financial statements, all interim financial statements and management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of the then current fiscal year of CPRL will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by CPRL with the applicable securities regulatory authorities during the term of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the filing of the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus and upon a new management proxy circular relating to an annual meeting of shareholders of CPRL being filed by CPRL with the applicable securities regulatory authorities during the term of this prospectus, the management proxy circular for the preceding annual meeting of shareholders of CPRL shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

Copies of each of the documents incorporated by reference into this prospectus may be obtained by accessing our and CPRL’s disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com or by requesting a free copy of such documents by writing or calling Canadian Pacific Railway Company at the following address and telephone number: Canadian Pacific Railway Company, Suite 920, 401 - 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Attention: Office of the Corporate Secretary, Telephone (403) 319-7000.

Updated earnings coverage ratios will be filed by CPRL quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to CPRL’s unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference into this prospectus for the purpose of the offering of the debt securities.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement containing the specific variable terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of the prospectus supplement only for the purposes of the offering of the debt securities to which the prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein include “forward-looking information” and “forward-looking statements” within the meaning of securities laws, including the “safe harbour” provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act and Section 27A of the United States Securities Act of 1933, as amended. All forward-looking information and forward-looking statements are based on our and CPRL’s current beliefs as well as assumptions made by and information currently available to us and CPRL. Forward-looking information and forward-looking statements typically contain statements such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes. Forward-looking statements in or incorporated by reference into this prospectus include, but are not limited to, statements with respect to: our and CPRL’s revenues and results of operations; our and CPRL’s strategic plan; quarterly and seasonal trends; our and CPRL’s capital commitments and expenditures; our and CPRL’s future cash flows and the availability of other sources of liquidity; interest rates and any hedging programs we or CPRL undertake in respect thereof; fuel prices and any hedging programs we or CPRL undertake in respect thereof; the impact of changes in accounting policies; the outcome of contract negotiations (including in respect of government contracts); our and CPRL’s pension plan funding and future contributions; the outcome of litigation; the success and cost of environmental initiatives and remediation programs; the success and impact of our and CPRL’s restructuring initiatives; and our and CPRL’s competitive environment.

By its nature, our and CPRL’s forward-looking information and forward-looking statements involve numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors:

•	changes in business strategies;

•	general North American and global economic, credit and business conditions;

•	risks in agricultural production such as weather conditions and insect populations;

•	the availability and price of energy commodities;

•	the effects of competition and pricing pressures;

•	industry capacity;

•	shifts in market demand;

•	changes in laws and regulations, including regulation of rates;

•	changes in taxes and tax rates;

•	potential increases in maintenance and operating costs;

•	uncertainties of investigations, proceedings and other types of claims and litigation;

•	labour disputes;

•	risks and liabilities arising from derailments;

•	transportation of dangerous goods;

•	timing of completion of capital and maintenance projects;

•	currency and interest rate fluctuations;

•	effects of changes in market conditions on the financial position of pension plans and investments;

•	various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes;

•	security threats and governmental response to them; and

•	technological changes.

The risks and uncertainties of our and CPRL’s business, including those discussed above and in documents incorporated by reference into this prospectus and as described under “Risk Factors” and elsewhere herein, could cause our and CPRL’s actual results and experience to differ materially from the anticipated results or other expectations expressed. In addition, we base forward-looking information and forward-looking statements on assumptions about future events, which may not prove to be accurate.

In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking information and forward-looking statements and should be aware that events described in the forward-looking information and forward-looking statements set out in this prospectus and the documents incorporated by reference into this prospectus may not occur.

We cannot assure prospective investors that our future results, levels of activity and achievements will occur as we expect, and neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information and forward-looking statements. Except as required by law, we have no obligation or intention to update or revise any forward-looking information or forward-looking statement, whether as a result of new information, future events or otherwise.

CANADIAN PACIFIC RAILWAY COMPANY

Canadian Pacific Railway Company was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. We are one of Canada’s oldest corporations. From our inception over 132 years ago, Canadian Pacific Railway Company has developed into a fully integrated and technologically advanced Class I railway (a railroad earning a minimum of US$398.7 million in revenues annually) providing rail and intermodal freight transportation services over a 14,400 mile network serving the principal business centres of Canada, from Montreal to Vancouver and the U.S. Midwest and Northeast regions. We are a wholly-owned subsidiary of CPRL. Our head office and registered office is located at Suite 500, 401 - 9th Avenue S.W., Calgary, Alberta, T2P 4Z4.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for financing our capital expenditure program, working capital requirements or general corporate purposes. We may also use such proceeds for the repayment of indebtedness or to provide funding to CPRL for its general corporate purposes. The amount of net proceeds to be used for any such purpose will be set forth in the applicable prospectus supplement. We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issue of debt securities pursuant to this prospectus.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us” or “our” refer only to Canadian Pacific Railway Company without any of its subsidiaries through which it operates.

The following description sets forth certain general terms and provisions of the debt securities. The particular terms and provisions of the series of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the applicable prospectus supplement, which may provide information that is different from this prospectus.

The debt securities will be issued under a trust indenture (the “Indenture”) dated May 8, 2007 entered into between us and The Bank of New York, as trustee (the “Trustee”). The form of the Indenture has been filed with the SEC. Debt securities may also be issued under new indentures between us and a trustee or trustees as will be discussed in a prospectus supplement for such debt securities. The following statements with respect to the Indenture and the Securities (as hereinafter defined) are brief summaries of the material provisions of the Indenture. However, it is the Indenture, and not this summary, that governs your rights as a holder of the Securities. Wherever particular sections or defined terms of the Indenture are referred to, these sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by this reference. The term “Securities”, as used under this caption, refers to all securities issued under the Indenture, including the debt securities. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

General

The Indenture does not limit the aggregate principal amount of Securities (which may include debentures, notes and other evidences of indebtedness) which may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies. The Securities offered pursuant to this prospectus will be issued in an amount up to US$1,500,000,000 or the equivalent in other currency or units based on other foreign currencies. The Indenture also permits us to increase the principal amount of any series of Securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement will set forth certain terms relating to the debt securities offered thereby (the “Offered Securities”), including the following:

•	the specific designation of the Offered Securities;

•	any limit on the aggregate principal amount of the Offered Securities;

•	the extent and manner, if any, to which payment on or in respect of the Offered Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which the Offered Securities will be issued;

•

the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which that interest will accrue and on which that interest will be payable and the regular record dates for any interest payable on the Offered Securities;

•

any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at our option or otherwise;

•

whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form;

•	whether the Offered Securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for those global securities;

•

the denominations in which any of the Offered Securities which are in registered form will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which any of the Offered Securities which are in bearer form will be issuable, if other than the denomination of US$1,000;

•

each office or agency where the principal of and any premium and interest on the Offered Securities will be payable, and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•

if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable;

•

whether and under what circumstances we will pay Additional Amounts on the Offered Securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the Offered Securities of such series rather than pay the Additional Amounts (and the terms of any such option);

•	any index pursuant to which the amount of payments of principal of and any premium and interest on the Offered Securities will or may be determined;

•	any applicable Canadian and U.S. federal income tax considerations; and

•

any other terms of the Offered Securities, including covenants and Events of Default relating solely to the Offered Securities or any covenants or Events of Default generally applicable to the Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the holders the right to tender Securities to us for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Securities will bear interest.

Securities may be issued under the Indenture bearing no interest and may be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to those discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating thereto.

Ranking

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations and will rank pari passu with all our other unsecured and unsubordinated debt from time to time outstanding and pari passu with other Securities issued under the Indenture. We conduct a substantial portion of our business through corporate and partnership subsidiaries. The debt securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of any of our corporate or partnership subsidiaries.

Debt Securities in Global Form

Unless otherwise indicated in the applicable prospectus supplement, debt securities of a particular series will be issued in the form of one or more “global securities” which will be registered in the name of and be deposited with a depository, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for Securities in definitive form, a global security may not be transferred except as a whole by the depository for a global security to a nominee of that depository, by a nominee of that depository to that depository or another nominee of that depository or by that depository or any nominee of that depository to a successor of that depository or a nominee of a successor of that depository.

The specific terms of the depository arrangement with respect to any portion of a particular series of Securities to be represented by a global security will be described in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depository arrangements.

Upon the issuance of a global security, the depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Securities represented by that global security to the accounts of those persons having accounts with that depository or its nominee (“participants”) as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those Securities or by us if those Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

So long as the depository for a global security or its nominee is the registered owner thereof, that depository or its nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by that global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have Securities of the series represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of Securities of that series in definitive form and will not be considered the owners or holders of those Securities under the Indenture.

Principal, premium, if any, and interest payments on a global security registered in the name of a Depository or its nominee will be made to that depository or nominee, as the case may be, as the registered owner of that global security. None of us, the Trustee or any paying agent for Securities of the series represented by that global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that global security or for maintaining, supervising or reviewing any records relating to those beneficial interests.

We expect that the depository for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global security as shown on the records of that depository or its nominee. We also expect that payments by participants to owners of beneficial interests in that global security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of those participants.

If the depository for a global security representing Securities of a particular series is at any time unwilling or unable to continue as depository, or if the depository is no longer eligible to continue as depository, and a successor depository is not appointed by us within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under “Events of Default” below with respect to a particular series of Securities has occurred and is continuing, we will issue securities of that series in definitive form in exchange for that global security. In addition, we may at any time and in our sole discretion determine not to have the Securities of a particular series represented by one or more global securities and, in that event, will issue securities of that series in definitive form in exchange for all of the global securities representing securities of that series.

Debt Securities in Definitive Form

If indicated in the applicable prospectus supplement, the Securities may be issued in fully registered form without coupons and in denominations of US$1,000 or any integral multiple thereof. Securities may be presented for exchange and debt securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have appointed the Trustee as Security Registrar. Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on Securities (other than a global security) will be made at the office or agency of the Trustee at 101 Barclay Street, 21st Floor West, New York, New York, 10286, except that, at our option, payment of any interest may be made (a) by cheque mailed to the address of the Person entitled thereto as that Person’s address will appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Negative Pledge

The Indenture includes a covenant of ours to the effect that, so long as any of the Securities remain outstanding, we will not, and will not permit any Subsidiary to, create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over any of our present or future Railway Properties or any of our Subsidiaries or on any shares in the capital stock of any Railroad Subsidiary securing any Indebtedness of any Person without also at the same time or prior thereto securing equally and ratably with such other Indebtedness all of the Securities then outstanding under the Indenture.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definitions of all such terms.

The term “Borrowed Money” means Indebtedness in respect of moneys borrowed (including interest and other charges in respect thereof) and moneys raised by the issue of notes, bonds, debentures or other evidences of moneys borrowed.

The term “Capital Lease Obligation” means the obligation of a Person, as lessee, to pay rent or other amounts to the less or under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with GAAP.

The term “Consolidated Net Tangible Assets” means the total amount of assets determined on a consolidated basis after deducting therefrom:

(a)

all current liabilities (excluding any Indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

(b)	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles; and

(c)	appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries,

all as set forth on our most recent consolidated balance sheet and computed in accordance with GAAP.

The term “GAAP” means generally accepted accounting principles which are in effect from time to time in Canada (or, if we prepare our consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles). As of January 1, 2010, CP has prepared its financial statements in accordance with U.S. GAAP.

The term “Indebtedness” means and includes all items of indebtedness which, in accordance with GAAP, would be included in determining total liabilities as shown on the liability side of a balance sheet as at the date as of which Indebtedness is to be determined, but in any event including, without limitation, (1) obligations in respect of indebtedness for Borrowed Money secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed, and (2) guarantees and other contingent obligations in respect of, or any obligations to purchase or otherwise acquire or service, indebtedness of any other Person.

The term “Permitted Encumbrances” means any of the following:

(a)

any Security Interest existing as of the date of the first issuance by us of the Securities issued pursuant to the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance, including without limitation, any of our outstanding Perpetual 4% Consolidated Debenture Stock, whether issued, pledged or vested in trust;

(b)	any Security Interest in favor of us or any of our wholly-owned Subsidiaries;

(c)

any Security Interest existing on the property of any Person at the time such Person becomes a Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary;

(d)

any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, us or a Subsidiary, or such property is otherwise acquired by us or a Subsidiary, provided that such Security Interest does not extend to property owned by us or such Subsidiary immediately prior to such merger, amalgamation, consolidation or acquisition;

(e)	any Security Interest already existing on property acquired (including by way of lease) by us or any of our Subsidiaries at the time of such acquisition;

(f)

any Security Interest securing any Indebtedness incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

(g)

any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen’s compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue, we or the Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall be entitled to or shall have secured a stay in the enforcement of any such obligations, (ii) any lien for specified taxes and assessments which are overdue but the validity of which is being contested at the time by us or the Subsidiary, as the case may be, in good faith, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting our property or that of a Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license or permit and any defects in title to structures or other facilities arising from the fact that such structures or facilities are constructed or installed on lands held by us or the Subsidiary under government permits, leases, licenses or other grants, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations and liens or claims incidental to current construction or operations including but not limited to, builders’, mechanics’, laborers’, materialmen’s, warehousemen’s, carrier’s and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by us or a Subsidiary in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone conduits, poles, wires and cables) and minor defects, or irregularities of title that, in our opinion, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by us or the Subsidiary, as the case may be, (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with our operations or the operations of our Subsidiary, as the case may be, (x) any liens and privileges arising out of judgments or awards with respect to which we or the Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall be entitled to or shall have secured a stay of execution pending such appeal or proceedings for review, and (xi) reservations, limitations, provisos and conditions, if any, expressed in or affecting any grant of real or immoveable property or any interest therein;

(h)	any Security Interest in respect of any Purchase Money Obligation;

(i)

any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h) inclusive, provided that the principal amount of the Indebtedness secured thereby on the date of such extension, renewal, alteration or replacement is not increased and the Security Interest is limited to the property or other assets which secured the Security Interest so extended, renewed, altered or replaced (plus improvements on such property or other assets or the proceeds thereof); and

(j)

any Security Interest that would otherwise be prohibited (including any extensions, renewals, alterations or replacements thereof) provided that the aggregate Indebtedness outstanding and secured under this clause (j) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of Consolidated Net Tangible Assets.

The term “Person” means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

The term “Purchase Money Obligation” means any monetary obligation (including a Capital Lease Obligation) created, assumed or incurred prior to, at the time of, or within 180 days after, the acquisition (including by way of lease), construction or improvement of any real or tangible personal property, for the purpose of financing all or any part of the purchase price or lease payments in respect thereof, provided that the principal amount of such obligation may not exceed the unpaid portion of the purchase price or lease payments, as applicable, and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, thereto or erected or constructed thereon and the proceeds thereof.

The term “Railroad Subsidiary” means a Subsidiary whose principal assets are Railway Properties.

The term “Railway Properties” means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines.

The term “Security Interest” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which is not a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the terms of the Indenture to sell or otherwise transfer assets or property.

The term “Shareholders’ Equity” means, with respect to any Person, at any date, the aggregate of the dollar amount of outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any currency translation adjustment, all as set forth in such Person’s most recent annual consolidated balance sheet.

The term “Significant Subsidiary” means a Subsidiary that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X of the U.S. Exchange Act, as amended.

The term “Subsidiary” means any corporation or other Person of which there are owned, directly or indirectly, by or for us or by or for any corporation or other Person in like relation to us, Voting Shares or other interests which, in the aggregate, entitle the holders thereof to cast more than 50% of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned corporation or other Person for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) entitle the holders thereof to more than 50% of the income or capital interests (however called) thereon and includes any corporation in like relation to a Subsidiary.

The term “Voting Shares” means shares of capital stock of any class of a corporation and other interests of any other Persons having under all circumstances the right to vote for the election of the directors of such corporation or in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) income or capital interests (however called), provided that, for the purpose of this definition, shares or other interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Consolidation, Merger, Amalgamation and Sale of Assets

We shall not enter into any transaction (whether by way of consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of our assets would become the property of any other Person (the “Successor”) unless (a) we and the Successor shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things, if any, as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor will have assumed all of our covenants and obligations under the Indenture in respect of the Securities of every series, and (ii) the Securities of every series will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor Corporation, to all the rights of holders of Securities under the Indenture; (b) the Successor is a corporation, company, partnership, or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia; (c) we deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that the transaction and any supplemental indenture comply with the Indenture and all conditions precedent contained in the Indenture relating to such transaction have been complied with; and (d) immediately before and after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

Provision of Financial Information

We will file with the Trustee, within 15 days after CPRL is required to file them with the SEC, copies, which may be in electronic format, of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which CPRL may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the U.S. Exchange Act. Notwithstanding that CPRL may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, as amended, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will provide the Trustee:

•

within 140 days (or such longer period as the Trustee in its discretion may consent to) after the end of each fiscal year, the information required to be contained in CPRL’s annual reports on Form 20-F or Form 40-F as applicable (or any successor form); and

•

within 60 days (or such longer period as the Trustee in its discretion may consent to) after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in CPRL’s reports on Form 6-K (or any successor form) which, regardless of applicable requirements, will, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a company with securities listed on the Toronto Stock Exchange, whether or not CPRL has any of its securities so listed.

Events of Default

The occurrence of any of the following events with respect to the Securities of any series will constitute an “Event of Default” with respect to the Securities of that series:

(a)	default by us in payment of the principal of any of the Securities of that series when the same becomes due under any provision of the Indenture or of those Securities;

(b)	default by us in payment of any interest due on any of the Securities of that series and continuance of that default for a period of 30 days;

(c)

default by us in observing or performing any other of our covenants or conditions contained in the Indenture or in the Securities of that series and continuance of that default for a period of 60 days after written notice as provided in the Indenture;

(d)

default by us or any Subsidiary in payment of the principal of, premium, if any, or interest on any Indebtedness having an outstanding principal amount in excess of the greater of $100 million and 2% of our Shareholders’ Equity in the aggregate at the time of default or default in the performance of any other covenant of ours or any Subsidiary contained in any instrument under which that Indebtedness is created or issued and the holders thereof, or a trustee, if any, for those holders, declare that Indebtedness to be due and payable prior to the stated maturities of that Indebtedness (“accelerated Indebtedness”), and such acceleration shall not be rescinded or annulled, or such default under such instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Indebtedness, provided that (i) if such accelerated Indebtedness is the result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set forth in such instrument, it will not be considered an Event of Default under this clause (d) until 30 days after such acceleration, or (ii) if such accelerated Indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated Indebtedness is, by its terms, non recourse to us or the Railroad Subsidiaries, it shall not be considered an Event of Default; or (B) if such accelerated Indebtedness is recourse to us or the Railroad Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an Event of Default;

(e)	certain events of bankruptcy, insolvency, winding up, liquidation or dissolution relating to us or any Significant Subsidiary as provided in the Indenture; or

(f)	any other event of default provided with respect to that series.

If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to Securities of any series, unless the principal of all of the Securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of the Securities of that series then outstanding, declare the principal of (and premium, if any, on) all the Securities of that series then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand. If an Event of Default described in clause (c) or (f) above occurs and is continuing with respect to the Securities of one or more series, unless the principal of all of the Securities of the affected series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of the Securities of all such affected series then outstanding (voting as one class), declare the principal of (and premium, if any, on) all the Securities of all the affected series then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (e) above occurs and is continuing, unless the principal of all Securities then outstanding shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of all the Securities then outstanding (voting as one class), declare the principal of (and premium, if any, on) all the Securities then outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand. Upon certain conditions, any declaration of this kind may be cancelled if all Events of Default with respect to the Securities of all those affected series then outstanding shall have been cured or waived as provided in the Indenture by the holders of not less than a majority in aggregate principal amount of the Securities of the affected series then outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See “Modification and Waiver” below.

Reference is made to the applicable prospectus supplement or supplements relating to any series of original issue discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the holders, unless those holders shall have provided to the Trustee reasonable indemnity. Subject to those provisions for indemnity and certain other limitations contained in the Indenture, the holders of a majority in aggregate principal amount of the Securities of all affected series then outstanding (voting as one class) will have the right to sanction or direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of those affected series.

The Indenture provides that no holder of the Securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) that holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series, (b) the holders of not less than 25% in aggregate principal amount of the Securities of all affected series then outstanding shall have made written request, and provided reasonable indemnity, to the Trustee to institute that proceeding, (c) the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Securities of all affected series then outstanding a direction inconsistent with that request and (d) the Trustee shall have failed to institute that proceeding within 60 days after that notification, request and offer of indemnity. However, the holder of any Security will have an absolute right to receive payment of the principal of and any premium and interest on that Security on or after the due dates expressed in that Security and to institute suit for the enforcement of any of these payments. The Indenture requires us to furnish to the Trustee annually an officers’ certificate as to our compliance with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith.

The Indenture provides that the Trustee may withhold notice to the holders of the Securities of one or more series of any default affecting those series (except defaults as to payment of principal or interest) if it, in good faith, considers that withholding to be in the best interests of the holders of the Securities of those series.

Additional Amounts

All payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

(a)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(b)

which is subject to such Canadian Taxes by reason of the holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder; or

(c)

which is subject to such Canadian Taxes by reason of the holder’s failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

We will also:

(a)	make such withholding or deduction; and

(b)	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the debt securities, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of:

(a)	any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

(b)	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(c)	any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) above, but excluding any such Canadian Taxes on such holder’s net income.

In any event, no Additional Amounts or indemnity will be payable in excess of the Additional Amounts or indemnity which would be required if the holder of the debt security was a resident of the United States for purposes of and entitled to the benefits of the Canada-U.S. Tax Convention (1980), as amended.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

The debt securities will be subject to redemption in whole, but not in part, at our option, at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event we determine that it is probable that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the debt securities, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus.

Modification and Waiver

The Indenture permits us and the Trustee to enter into supplemental indentures without the consent of the holders of the Securities to, among other things: (a) secure the Securities of one or more series, (b) evidence the assumption by the Successor of our covenants and obligations, under the Indenture and the Securities then outstanding, (c) add covenants or Events of Default for the benefit of the holders of one or more series of the Securities or surrender any right or power conferred upon us by the Indenture, (d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the holders of the Securities in any material respect, (e) establish the form and terms of the Securities of any series, (f) evidence the acceptance of appointment by a successor Trustee, and (g) make any other modifications which will not be prejudicial to the interests of the holders of the Securities in any material respect.

The Indenture also permits us and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the Securities of each series then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the holders of the Securities of each such affected series; provided, however, that we and the Trustee may not, among other things, without the consent of the holder of each Security then outstanding and affected thereby: (a) change the stated maturity of the principal amount of, or any installment of the principal of or the interest on, that Security; (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of that Security; (c) reduce the amount of principal of an original issue discount Security payable upon acceleration of the maturity thereof; (d) change the place or currency of payment of the principal of or any premium or interest on that Security; (e) impair the right to institute suit for the enforcement of payment of this kind with respect to that Security on or after the stated maturity thereof; or (f) reduce the percentage in principal amount of the outstanding Securities of the affected series, the consent of whose holders is required for modification or amendment of the Indenture, or for any waiver with respect to defaults, breaches, Events of Default or declarations of acceleration.

The holders of a majority in aggregate principal amount of the Securities of all series at the time outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the holders of all such affected Securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the holder of each Security affected.

Defeasance

The Indenture provides that, at our option, we will be discharged from any and all obligations with respect to the Securities of any series (except for certain obligations to execute and deliver definitive Securities of that series, to register the transfer or exchange of the Securities of that series, to replace mutilated, destroyed, lost or stolen Securities of that series, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust described below) (hereinafter called a “defeasance”) upon the irrevocable deposit with the Trustee, in trust, of money, and/or securities of the government which issued the currency in which the Securities of that series are payable or securities backed by the full faith and credit of that government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient to pay all the principal of and any premium and interest on the Securities of that series on the stated maturity of those payments in accordance with the terms of the Securities of that series. Such a defeasance may be effected only if, among other things, (a) we have delivered to the Trustee an opinion of counsel (who may be our independent counsel) stating that we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in the applicable laws or regulations, in either case to the effect that the holders of the Securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of that defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred, and (b) we have delivered to the Trustee an opinion of counsel in Canada (who may be our independent counsel) or a ruling from the Canada Revenue Agency to the effect that the holders of the Securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Securities include holders who are not resident in Canada). In addition, we may obtain a discharge of the Indenture with respect to the Securities of all series issued under the Indenture by depositing with the Trustee, in trust, an amount of money and government securities as shall be sufficient to pay, at stated maturity or upon redemption, all of those Securities, provided that those Securities are by their terms to become due and payable within one year or are to be called for redemption within one year.

The Indenture also provides that we may omit to comply with the restrictive covenants described under the caption “Negative Pledge” and certain other covenants and no Event of Default shall arise with respect to the Securities of that series by reason of this failure to comply (hereinafter called a “covenant defeasance”), upon the irrevocable deposit with the Trustee, in trust, of money and/or securities of the government which issued the currency in which the Securities of that series are payable or securities backed by the full faith and credit of that government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient to pay all the principal of and any premium and interest on the Securities of that series on the stated maturity of those payments in accordance with the terms of the Securities of that series. Our other obligations with respect to the Securities of that series would remain in full force and effect. A covenant defeasance may be effected only if, among other things, (a) we have delivered to the Trustee an opinion of counsel (who may be our independent counsel) to the effect that the holders of Securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred, and (b) we have delivered to the Trustee an opinion of counsel in Canada (who may be our independent counsel) or a ruling from the Canada Revenue Agency to the effect that the holders of the Securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Securities include holders who are not resident in Canada).

In the event that we exercise our option to effect a covenant defeasance with respect to the Securities of any series and the Securities of that series are thereafter declared due and payable because of the occurrence of another Event of Default, the amount of money and securities on deposit with the Trustee would be sufficient to pay the amounts due on the Securities of that series at their respective stated maturities, but may not be sufficient to pay the amounts due on the Securities of that series at the time of the acceleration resulting from that Event of Default. However, we would remain liable for this deficiency.

Consent to Service

We have designated CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York, 10011 as our authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the Securities and for actions brought under federal or state securities law in any federal or state court located in the Borough of Manhattan, New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

Governing Law

The Indenture and the Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

We are incorporated and governed by the laws of Canada. A substantial portion of our assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon us and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers or experts.

We have also been advised by Norton Rose Fulbright Canada LLP that there is some doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of liabilities predicated upon United States federal securities laws.

PLAN OF DISTRIBUTION

We may sell the debt securities to or through underwriters or dealers. We may also sell the debt securities to one or more other purchasers directly or through agents.

The applicable prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the debt securities to be offered, the proceeds to us from the sale of the debt securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The debt securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

Underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Each series of the debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities of any series or that an active public market for the debt securities of any series will develop. If an active public trading market for the debt securities of any series does not develop, the market price and liquidity of such series of debt securities may be adversely affected.

EARNINGS COVERAGE

The following consolidated earnings coverage ratios of CPRL are calculated for the twelve-month period ended December 31, 2012 based on audited consolidated annual financial statements and for the twelve-month period ended March 31, 2013 based on unaudited consolidated interim financial statements. The earnings coverage ratios set out below do not purport to be indicative of earnings coverage ratios for any future periods. These coverage ratios do not give effect to the issuance of securities that may be issued pursuant to this prospectus and any applicable pricing supplement or other prospectus supplement, since the aggregate principal amounts and the terms of such securities are not presently known.

	Twelve Months Ended December 31, 2012	Twelve Months Ended March 31, 2013
Earnings coverage on long-term debt(1)(2)	3.1x	3.6x

Notes:

(1)

Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.

(2)

The earnings coverage ratios have been calculated excluding carrying charges for the $54 million and $154 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheets as at December 31, 2012 and March 31, 2013, respectively. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended March 31, 2013, earnings coverage on long-term debt would have been 3.4x. For the twelve-month period ended December 31, 2012, Earnings Coverage on long-term debt would have been 3.1x.

CPRL’s interest expense requirements, including interest capitalized during the period, amounted to approximately $294 million for the twelve-month period ended December 31, 2012 and approximately $294 million for the twelve-month period ended March 31, 2013.

If we offer debt securities having a term to maturity in excess of one year under this prospectus and a prospectus supplement, the prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe the material Canadian federal income tax consequences to investors of purchasing, owning and disposing of debt securities, including, in the case of an investor who is not a resident of Canada, whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the purchase, ownership and disposition of the debt securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to debt securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in the AIF and MD&A, which risk factors are incorporated herein by reference. Prospective purchasers of the debt securities should consider carefully the risk factors set forth below and those incorporated by reference as well as the other information contained in and incorporated by reference into this prospectus and contained in the applicable prospectus supplement before purchasing the debt securities offered hereby.

If any event arising from these risks occurs, our or CPRL’s business, prospects, financial condition, results of operations or cash flows, or your investment in the debt securities could be materially adversely affected.

There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

There is no public market for the debt securities and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the debt securities on any securities exchanges. If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the debt securities to decline.

Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The debt securities will be structurally subordinated to certain indebtedness of our corporate and partnership subsidiaries.

Unless otherwise provided with respect to a series of debt securities, the debt securities will be our unsubordinated and unsecured obligation and will rank equally with all of our other unsecured, unsubordinated obligations. We conduct a substantial portion of our business through corporate and partnership subsidiaries. Our obligations under the debt securities will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of any of our corporate and partnership subsidiaries.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement relating to a series of debt securities, certain legal matters will be passed upon for us by Norton Rose Fulbright Canada LLP, Calgary, Alberta, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

INTEREST OF EXPERTS

In connection with the audit of CPRL’s annual financial statements for the year ended December 31, 2012, Deloitte LLP and PricewaterhouseCoopers LLP confirmed that they were independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

US$

CANADIAN PACIFIC RAILWAY COMPANY

% Notes due

PROSPECTUS SUPPLEMENT

                , 2015

Joint Book-Running Managers

Morgan Stanley	BofA Merrill Lynch	HSBC	J.P. Morgan

Citigroup	RBC Capital Markets	Wells Fargo Securities